Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on January 31, 2022, at 3:00 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	To approve an extension of the development services agreement between Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), and Magna B.S.P Ltd. (“Magna”).

2.	To approve the terms of service of Mrs. Sivan Siboni Scherf, the Company’s VP Human Recourses Officer.

3.	To approve the Company’s amended compensation policy.

4.	Grant of options to Mr. Moshe Scherf, a member of the Board of Directors of the Company.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Shareholders of record at the close of business on December 27, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than January 31, 2022, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than January 31, 2022, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Haim Siboni
Chairman of the Board of Directors and Chief Executive Officer

December 23, 2021

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 31, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on January 31, 2022, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Pursuant to the Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1 through 4 described hereinafter require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In connection with Proposal No. 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

For the background regarding the Company’s election to submit Proposals No. 1, 2 and 4 to the shareholders’ approval by Special Majority, see Proposals No. 1 and 4 herein.

Any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, may do so by submitting such proposed additional item, in writing, to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than December 30, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than January 6, 2022, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than January 21, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

APPROVAL OF AN EXTENSION TO THE DEVELOPMENT SERVICES AGREEMENT BETWEEN FORESIGHT AUTOMOTIVE LTD., THE COMPANY’S WHOLLY OWNED SUBSIDIARY, AND MAGNA B.S.P. LTD.

Since January 2016, Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, has been providing Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), with software development and algorithmic services in consideration of monthly payments at agreed rates for each of Magna’s employees actually involved in rendering such services, according to a development services agreement, originally approved by the Company’s shareholders on December 22, 2015 for a period of three years, and amended and extended for additional period of three years by the Company’s shareholders on January 28, 2019 (the “Development Agreement”).

On December 9, 2021 and December 12, 2021, further to the Company’s negotiations with Magna and discussions on this matter held at their respective previous meetings, the Audit, Compensation and Financial Statements Review Committee of the Board of Directors (the “Committee”) and the Board of Directors, respectively, approved an extension of the Development Agreement for up to an additional three years, commencing January 5, 2022, on the same terms approved by the Company’s shareholders on January 28, 2019. An extract of those principal terms is attached as Exhibit A to the Proxy Statement.

Pursuant to the Companies Law, in general, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders or their relative by its audit or compensation committee, board of directors and shareholders (in that order), every three years. Although the statutory presumption of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Mr. Siboni (Magna’s Chief Executive Officer and controlling shareholder) and/or Magna (to the date of this Proxy Statement Magna holds approximately 11.12% of the Company’s outstanding share capital), nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which the Development Agreement was originally approved by the Company’s shareholders, and on the date on which Mrs. Sivan Siboni Scherf’s terms of service were previously approved, the Company considers the transactions under Proposals 1 and 2 as a transaction with a controlling shareholder, and therefore submits the extension of the Development Agreement for a period of up to additional three years, as well as the approval of Mrs. Siboni Scherf’s terms of office, also to approval of the Company’s shareholders by Special Majority.

On December 9, 2021, the Committee also resolved that in light of the unique circumstances of the Development Agreement, including the unique knowledge, capabilities and expertise of Magna, in the event Magna’s engagement is not extended, the Company would incur a one-time, as well as continuing, costs of recruitment and training, which are substantially higher than the proposed costs associated with Magna’s services, and therefore no competing process should be established, and such unique circumstances are deemed qualified as sufficient “other proceedings” in accordance with the provisions of Section 117 (1B) of the Companies Law.

In making their recommendation, the Committee and the Board of Directors each considered various factors, including, among others, (a) the Subsidiary’s need to preserve the services provided by Magna, in light of the significance and dependence of the Subsidiary on the continuance of such services due to the following factors: (i) as the developer of the Company’s core technology, Magna has the unique knowledge, capabilities and expertise in the field in which the Company operates and is capable to provide the services in the scope, and at the quality, required by the Subsidiary; (ii) Magna’s employees have extensive knowledge and experience in software development and algorithmics services and are experts in image processing and electro-optics; (iii) replacing Magna would require a long process of recruitment and training by the Subsidiary of respective employees – accordingly, in the event Magna’s engagement is not extended, under the given circumstances the Company and/or the Subsidiary shall incur one-time, as well as continuing, costs of recruitment and training, which are substantially higher than the proposed costs associated with Magna’s services; (iv) termination of Magna’s services might adversely affect the Subsidiary’s development schedule and time to market; (b) the Company and the Subsidiary are well-acquainted with the services rendered by Magna in the last six years and are highly satisfied with their quality; the Company believes that the services rendered by Magna played a key role in the rapid development of the Company’s products; (c) extension of Magna’s services is essential to the success of the Company, in particular since the Company is still at the stage of developing its technology; and (d) the right granted to the Subsidiary to terminate the Development Agreement (whereas Magna is not granted the same right), in a manner that enables the Subsidiary to adjust its expenses to the Subsidiary’s actual requirements from to time, justifies the extension of Magna’s engagement and the costs thereof.

In addition, the Committee and Board of Directors found the terms of the Development Agreement, as set forth in Exhibit A hereto, reasonable under the circumstances, beneficial to the Company in comparison to the customary market conditions (given, inter alia, that the services are provided ‘at cost’, with no profit margin), and that the approval thereof is in the best interests of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an extension of the Development Agreement, on the terms and conditions set forth in Exhibit A to the Proxy Statement, for a period of up to three years commencing January 5, 2022.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

APPROVAL OF MRS. SIVAN SIBONI SCHERF’S TERMS OF SERVICE AS THE COMPANY’S VP HUMAN RESOURCES

Mrs. Sivan Siboni Scherf, Adv., the daughter of Mr. Haim Siboni, the Company’s Chairman of the Board of Directors and Chief Executive Officer, has been employed by the Company since March 1, 2016 in various positions, and since January 2019 serves as the Company’s VP of Human Resources. Mrs. Siboni Scherf is currently being paid a gross monthly salary of NIS 22,500 (approximately $7,150).

Following the approval of the Committee and the Board of Directors, in their December 9, 2021 and December 12, 2021 respective meetings, the shareholders of the Company are requested to approve the following terms of service of Mrs. Siboni Scherf: (i) for 80% position with the Company, Mrs. Siboni Scherf shall be paid a gross monthly salary of NIS 23,750 (approximately $7,500) during the first year of service, commencing on January 28, 2022 NIS 25,000 (approximately $7,900) during the second year of service, and NIS 26,250 (approximately $8,300) during the third year of service, (ii) study fund of 7.5% of the monthly salary and up to the applicable tax ceiling; (iii) paid annual leave of 20 working days per year; and (iv) cellular, lunch and other business expenses in accordance with the Company’s policies, as well other social benefits in accordance with the applicable law; in addition, in her capacity as an officer of the Company, Mrs. Siboni Scherf shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers; all of which is in accordance with the Company’s Compensation Policy (“Mrs. Siboni Scherf’s Compensation”). Mrs. Siboni Scherf’s Compensation was determined, inter alia, based on the scope of her position and responsibilities with the Company.

Subject to approval of the Company’s shareholders, Mrs. Siboni Scherf’s Compensation shall be in effect for a period of three years commencing on January 28, 2022 (the date on which the previous three-year term, approved by the shareholders in January 2019, expires).

During the time in which she is not employed by the Company, Mrs. Siboni Scherf is employed, and is expected to continue to be employed, by Magna.

In making their recommendation to the Company’s shareholders, the Committee and the Board of Directors each considered various factors, including, among others, (a) Mrs. Siboni Scherf’s education, skills, expertise, professional experience and achievements; (b) Mrs. Siboni Scherf’s position, wide scope of her responsibilities and previous compensation arrangements; and (c) whether Mrs. Siboni Scherf’s Compensation reflects a fair and reasonable value for her services and is considered customary for such positions in companies of similar scopes of activities.

The Committee and the Board of Directors found Mrs. Siboni Scherf’s Compensation reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve Mrs. Siboni Scherf’s Compensation as set forth in Proposal No. 2 to the Proxy Statement, for a period of three years commencing on January 28, 2022.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement). For the background regarding the Company’s election to submit this Proposal No. 2 to the shareholders’ approval by Special Majority, see Proposal No. 1 herein.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

To APPROVE the Company’s AMENDED compensation policy

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executives’ and directors’ compensation. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved once every three years by the board of directors, following recommendation by the compensation committee, and by a special majority of the Company’s shareholders. The Company’s current compensation policy (the “Current Compensation Policy”) was approved by the Company’s shareholders on January 28, 2019 and then amended with regard to certain specific issues on July 16, 2020 and on July 8, 2021.

On December 19, 2021, the Committee and the Company’s Board of Directors, in their respective meetings, reviewed in depth the terms of the Current Compensation Policy, evaluated the need for adjustments and approved, and recommended the shareholders to approve, that the Current Compensation Policy be amended and restated as reflected in Exhibit B hereto (the “Amended and Restated Compensation Policy”). The process included, amongst other, a review of benchmark information relating to the executive compensation of five peer group companies.

The purpose of the proposed amendment is to update the Current Compensation Policy to meet the changing and competitive business environment where the Company operates and the compensation needs of its officers and reflect amendments that are required in light of the experience gained in the implementation of the Current Compensation Policy, as well as changes in common practice among similar companies. The Committee and the Board of Directors noted the progress made by the Company since the approval of the Current Compensation Policy.

When considering the Amended and Restated Compensation Policy, the Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, the continuous growth of the Company over the years, the increased complexity of its business and the growing competition over talented managers in the technology sector, the market practice and reviewed various data and information they deemed relevant.

Similar to the Current Compensation Policy, the proposed Amended and Restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended and Restated Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended and Restated Compensation Policy and similar to the Current Compensation Policy, the compensation that may be granted to an executive officer may include base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

The main changes in the Amended and Restated Compensation Policy in comparison to the Current Compensation Policy are as follows: (i) increase of the maximum monthly base salary of VP’s and other office holders who report to the Chief Executive Officer; (ii) removal of premium caps for directors and officers liability insurance policies which may be purchased by the Company, provided the premium and deductible amounts are in accordance with market conditions at the date of renewal or purchase and such amounts are not substantial to the Company; and (iii) allowance to purchase run-off insurance coverage. The Committee and the Board determined that it is advisable to retain all other provisions of the Current Compensation Policy.

A marked copy of the Amended and Restated Compensation Policy indicating the proposed amendments is attached hereto as Exhibit B.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit B to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

To grant options to Mr. moshe sCherf, a member of the Company’s Board of Directors

Consistent with the Company’s compensation policy and as approved by the Committee, the Board of Directors and its shareholders, the Company made from time to time grants of equity-based compensation to its non-executive directors.

Mr. Moshe Scherf was appointed as a member of the Company’s Board of Directors on July 8, 2021 and has not yet been awarded with options to purchase Company’s Ordinary Shares. Mr. Scherf is the husband of Mrs. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni.

On December 19, 2021, the Committee and Company’s Board of Directors, in their respective meetings, approved, and recommended that the Company’s shareholders approve, a grant of options to purchase up to 300,000 of the Company’s Ordinary Shares under the Company’s 2016 Equity Incentive Plan (the “Plan”) to Mr. Scherf (the “Equity Grant” and the “Options”, respectively). The number of Options proposed to be granted to Mr. Scherf is identical to the number of options granted to other members of the Board of Directors on their appointment. The Options equal approximately 0.093% of the Company’s outstanding share capital and 0.086% of the Company’s share capital on a fully diluted basis as of the date hereof. The exercise price of such Options will be NIS 2.29 per share (approximately $0.73), which is equal to the exercise price of options recently granted to the Company’s employees and certain service providers, and 52% higher than the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Company’s Board of Directors. The Options shall vest quarterly as of January 1, 2022 and over a period of 36 months in 12 equal portions. The vesting of Options shall accelerate upon termination of Mr. Scherf’s employment, resulting from a change of control in the Company or other exit event. Each vested Option shall be exercisable for 7 years from January 1, 2022, and any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter, and any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Scherf ceases to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of Mr. Scherf’s unvested Options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

The Committee and the Board of Directors found the Equity Grant reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s compensation policy.

In making its recommendation with regard to the approval of the Equity Grant, the Committee and the Board of Directors, each have also considered, among others: (a) the factors included in the Company’s compensation policy, including among others, the position and responsibilities of Mr. Scherf; (b) that the Equity Grant reflects a fair and reasonable value for Mr. Scherf’s services; and (c) the Equity Grant is an expression to Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account that Mr. Scherf has yet been awarded with options to purchase Company’s Ordinary Shares.

Pursuant to the Companies Law, in general, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders or their relative by its audit or compensation committee, board of directors and shareholders (in that order), every three years. As detailed above, although the statutory presumption of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Mr. Siboni, nevertheless, for the sake of good order, the Company considers the Equity Grant as a transaction with a controlling shareholder, and therefore submits it also to approval of the Company’s shareholders by Special Majority.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve Equity Grant to Mr. Moshe Scherf, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED December 23, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN December 23, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Haim Siboni, Chairman of the Board of Directors and Chief Executive Officer

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on January 31, 2022, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON January 31, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an extension of the Development Agreement, on the terms and conditions set forth in Exhibit A to the Proxy Statement, for a period of up to three years commencing January 5, 2022.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the extension to the Development Agreement, as set forth in Proposal No. 1 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.

2.	To approve Mrs. Siboni Scherf’s Compensation as set forth in Proposal 2 to the Proxy Statement, for a period of three years commencing on January 28, 2022.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of Mrs. Siboni Scherf’s Compensation, as set forth in Proposal No. 2 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

3.	To approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit B to the Proxy Statement, as of the date of this Meeting and for a three year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 3?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3	☐	NO

* If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No. 3.

4.	To approve the Equity Grant to Mr. Moshe Scherf, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the approval of the Equity Grant to Mr. Scherf as set forth in Proposal No. 4?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.	☐	NO

* If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No. 4.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Extract of principal terms of the Development Agreement

1.	The Development Agreement is for a term of one year and may be renewed for two (2) additional one-year terms. The Subsidiary shall be entitled to terminate the Development Agreement for no cause, by six (6) months written notice. Each party has a right to terminate the Development Agreement for cause, under circumstances customary to such types of transactions (including material breach of the Development Agreement by the other party; liquidation, dissolution or winding up; etc.).

2.	The aggregate monthly consideration payable to Magna under the Development Agreement (as defined in the Proxy Statement) shall not exceed NIS 235,000 (approximately $75,000) plus VAT (‘at cost’, with no profit margin) (which reflects an expected average of 75% of the work time devoted by Magna employees that provide services to the Subsidiary under the Development Agreement) (the “Monthly Consideration”).

3.	The services are provided by Magna ‘at cost’, with no other supplements (other than the actual overhead costs borne by Magna).

4.	The consideration under the Development Agreement is audited by the Company’s independent internal auditor on a quarterly basis, and whose audit report is presented to, and reviewed by, the Company’s Committee and the Board of Directors each quarter.

5.	Each monthly payment under Development Agreement is monitored and approved by the Company’s finance department and is calculated according to the Services actually provided by Magna in such month.

A-1

Exhibit B

Amended and Restated Compensation Policy

Foresight Autonomous Holdings Ltd.

(the “Company”)

Remuneration Policy for Company’s Office Holders

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on December 19, 2021, the Company’s Board of Directors approved a remuneration policy (hereafter – “the remuneration policy”) with respect to the terms of service and employment of Company’s office holders[1] (hereafter – “the office holders”), after discussing and considering the recommendations of the Company’s Remuneration Committee regarding this matter.

1.2	The provisions of the remuneration policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Remuneration Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) remunerating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the remuneration package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by remunerating those entitled for remuneration under the Remuneration Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the remuneration of office holders to the contribution of the office holder to the achievement of the Company’s goals and maximization of its profits.

1.4	This Remuneration Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval, in accordance with Section 267A(c) of the Companies Law. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This remuneration policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

[1]	The meaning of the term “office holder” is as defined in the Companies Law, i.e., general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the general manager.

2.	The remuneration policy

2.1	Components of the remuneration policy

In accordance with the Company’s remuneration policy, the remuneration of the Company’s office holders shall be based on all or some of the following components:

2.1.1	Basic salary component [2]– basic salary/monthly consultation fees;

2.1.2	Social and related benefits - social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, meals at the workplace, gifts on public holidays, etc.

2.1.3	Variable cash remuneration (bonus) – short and medium-term remuneration, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, taking into account his/her contribution to the Company and the restrictions placed under this policy.

2.1.4	Variable equity-based remuneration – share-based payment or another long-term remuneration (subject to the existence of valid long-term remuneration plans and provided that the Company decides to award such remuneration).

(the components in sections 2.1.3 and 2.1.4 above shall be called hereafter: “the variable components”).

At the time of approval of the remuneration package of an office holder, the Remuneration Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment with the criteria set out in this plan.

2.2	Parameters for reviewing remuneration terms

As a general rule, some or all of the following parameters will be taken into account when reviewing the remuneration terms of a Company office holder.

2.2.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.2.2	The role of the office holder, his areas of responsibility and his employment terms under previous wage agreements entered into with this office holder;

2.2.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.2.4	The extent of responsibility delegated to the office holder.

2.2.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

2.2.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.2.7	The size of the Company and the nature of its activities.

[2]	Whenever the term “basic salary” is used in this remuneration policy, it refers to the “gross” monthly salary of that office holder, excluding any social benefits and related benefits). Whenever the term “annual basis salary” is used, it means the basic salary for the month of December in the relevant year times 12

2.2.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals, the maximization of its profits and the circumstances of the retirement.

2.2.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below; (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive remuneration package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.3	Payroll review

2.3.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/ revenues and other relevant parameters (if such companies exist). The Company will strive that the number of companies in such comparison will be not less than five.

2.3.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion.

2.4	Remuneration terms to new office holders

As a general rule, the remuneration terms of new office holders shall be approved before they start working for the Company and not in retrospect, except in exceptional circumstances.

2.5	The ratio between the remuneration of office holders and the remuneration of all other Company employees

The ratio between the cost of terms of service and employment of Company’s office holders 3 and the cost of payroll 4 of all other Company employees (on a full-time basis):

The ratio between the average cost of salary of office holders and the average cost of salary of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times
The ratio between the cost of median payroll of office holders to cost of median payroll of of all other Company employees shall not exceed:	Active Chairman of the Board of Directors: up to 4 times CEO: up to 4 times VPs (and other office holders who report to the CEO): up to 2.5 times

In the opinion of the Company’s Remuneration Committee and Board of Directors, the said ratio is reasonable and appropriate and does not have an adverse effect on work relations in the Company, taking into account the nature of the Company, its size, the manpower mix employed therein, its area of activity and the areas of responsibility of each office holder.

2.6	Basic salary, benefits and other related benefits

2.6.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.2 above and the conclusions of the payroll review described in section 2.3 above (should such a review be conducted).

2.6.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

2.6.3	In any case, the monthly cost of payroll [4] shall not exceed the maximum amount set out below in respect of full-time position (linked to the Consumer Price Index commencing December 2018):

Position	Maximum monthly cost of payroll in ILS*

Active chairman of the Board of Directors	85,000
Company’s CEO	140,000
Vice Presidents and other office holders who report to the CEO	90,000

*	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.6.4	Social benefits [5], related benefits, reimbursement of expenses

The remuneration package may include benefits that are generally acceptable in the market, such as vacation pay 6, contributions towards pension, life insurance, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Remuneration Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.6.5	Vehicle

Company office holders shall be entitled to receive participation in vehicle expenses or a Company vehicle (including by way of leasing) in accordance with acceptable standards for office holders holding similar positions in companies operating in the Company’s area of activity, or in companies, whose scope of activities is similar to that of the Company, including grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

[5]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his salary in lieu of the said expenses.

[6]	An office holder shall be entitled to annual leave as prescribed by law, but the Company grant him further paid leave up to a ceiling of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

2.6.6	Insurance, indemnification and exemption

2.6.6.1	Company’s office holders shall be entitled to insurance coverage to be provided by a liability insurance policy of directors and office holders, which the Company will purchase from time to time, subject to the approvals required by law.

2.6.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.6.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Remuneration Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

Directors and office holders in the Company shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, in a limit of $50 million per claim and over the insurance period covered by that policy (plus $3 million litigation expenses in excess of the abovementioned limit) (the “policy”). Total annual premium that the Company will pay to an insurance company for the policy and the deductible amount shall be in accordance with market conditions at the date of acquiring the policy, provided that such amounts are not substantial to the Company. The policy will renew each year, in similar conditions and subject to the approvals required by law, for additional periods of 18 months each.

In the event of a material change in the risks applicable to the Company or if the policy is not renewed, the Company will be entitled to purchase a Run-Off coverage for a period of up to 7 years (the “Run-Off Period”), at a premium to the Run-Off Period which is in accordance with market conditions, provided that such amount is not substantial to the Company.

In addition, the Company shall be entitled to purchase a POSI insurance policy (Public Offering of Securities Insurance) that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc. in limit and the maximal coverage that shall not exceed $ 15 million. The premium and the deductible amount shall be in accordance with market conditions at the date of acquiring such policy, provided that such amounts are not substantial to the Company.

The Purpose of the abovementioned insurance policies is to entitle the Company’s directors and office holders a defense against lawsuits, while the conditions of the insurance policies are determined in negotiations between the Company and the insurance companies, taking under account the Company’s size and fields of activities, the geographical spread of the Company’s operations, the risk management policy of the Company, the number of office holders insured by the policies, and customary and acceptable conditions in the market in such field.

2.6.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to all office holders shall not exceed 25% of the effective shareholders’ equity of the Company (the maximum indemnification amount). For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified, that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.6.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.7	Remuneration in connection with termination of employment

2.7.1	Advance notice period

2.7.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period. The advance notice period shall be determined for each and every office holder, taking into account the parameters listed in section 2.2 above.

2.7.1.2	As a general rule, the advance notice period of an office holder shall not exceed 3 months for an office holder who was employed in the Company for less than 3 years, and shall not exceed 6 months for an office holder who was employed in the Company more than 3 years. The Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders, may, at their discretion, taking into account the position of the office holder, his area of responsibility and his other remuneration components, approve an advance notice period that is different than the one specified above.

2.7.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.7.1.4	The service and employment terms of the office holders may include a provision whereby the Company may terminate the employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.7.2	Severance pay

The scope of severance pay will be determined immediately prior to the employment of the office holder, or during his employment, to the extent such employment is not expecting to terminate soon. Severance pay shall not be increased immediately prior to termination of employment. In general, an office holder who are a Company employee, will be entitled to Severance pay constituting 100% of his law monthly salary. The Company will strive that new employment agreements with office holders will include provisions in accordance with Section 14 to the Israeli Severance Pay Law, 5723-1963. Notwithstanding the foregoing, in the event that the employment of a certain office holder will terminate under circumstances which allow to deny eligibility for severance pay by law, in whole or in part, the Company will release to such office holder only his payment to the manager’s insurance/pension plan and education fund.

2.7.3	Retirement / Adaptation period

2.7.3.1.	Subject to the approval of Remuneration Committee and Board of Directors of the Company, and where required – the General Meeting of the Company’s shareholders and subject to the provisions of the law, as amended from time to time, the office holder may be entitled to an adaptation period that will not exceed six months, provided he was employed in the Company for at least two years, after the end of the advance notice period. Over the adaptation period, the office holder will receive his salary and other related employment terms as described above. An office holder may be entitled to retirement grants provided that such grant was determined in the engagement agreement with such office holder, provided further that he did not end his service in Company under circumstances which, as determined by the Company’s Board of Directors, deny eligibility for severance pay, in such case will not be entitled to any retirement grant.

2.7.4.3	When determining the amount of the retirement grant, the Company will take into account, among other things, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s goals and maximization of its profits and the circumstances of the retirement.

2.8	Annual bonus

In addition to the fixed salary component as determined herein, the remuneration package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

2.8.1	Components of the bonus

●	With regard to the Company’s CEO and an active chairman of the Board of Directors (other than CEO or active chairman of the Board of Directors who are the controlling shareholder of the Company or his relative) – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria. Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active chairman of the Board of Directors (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active chairman of the Board of Directors (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active chairman of the Board of Directors (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

●	With regard to office holders who report to the Company’s CEO – subject to the provisions of the law, office holders, who report to the CEO, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the whole amount of annual bonus payable to office holders, who report to the Company’s CEO may be a discretionary bonus (unlike an annual bonus that is based on measurable targets).

2.8.2	Annual bonus that is based on measurable targets

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder, as possible, at the time of determining the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time). It is hereby clarified the in regard to office holders, who report to the CEO, such measurable targets may be determined only by the Company’s CEO.

2.8.2.1	Subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time):

a.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active directors, if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Remuneration Committee and Board of Directors approved the targets, but the directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Remuneration Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the remuneration policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Remuneration Committee and Board of Directors.

(2)	Measurable targets based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to every other office holders, provided that all of the following conditions are met: (a) the number of the other office holders which such targets apply, is significantly higher than the number of office holder which is the controlling shareholder or his relative; (b) the potential grant to the other office holder is significantly higher than the potential grant to the office holder which is the controlling shareholder or his relative (in absolute numbers); (c) the cost of the grants attributed to the controlling shareholder, taking into account his holdings in the Company, will be significantly higher than the total grant he will be entitled to in the event of meeting the targets, so it is clear that the controlling shareholder has a slight and negligible interest in determining the targets.

Set forth below are some suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Remuneration Committee and the Board of Directors may consider adding or removing some of those criteria, taking into account the role of each office holder, this areas of responsibility and the Company’s activity.

1.	Bonus that is based on financial targets – a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things: sales and marketing targets.

(a)	Engagement in products distribution contracts.
(b)	Engagement in collaboration contracts.
(c)	Achievement of product development milestones.
(d)	Completion of development of new technologies.
(e)	Production and growth metrics relating to scope of activity.
(f)	Recruitment and retainment of customers.
(g)	Reducing costs.
(h)	Implementation, promotion and completion of planned projects.
(i)	Achievement of targets/milestones relating to implementation of principal projects and processes of the Company.
(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(k)	Achievement of financial targets: raising loans, bonds, public offering of shares, etc.

At the end of each year, the Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Remuneration Committee and Board of Directors, or the Company’s CEO, as applicable, may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

2.8.2.2	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Remuneration Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.8.3	Annual discretionary bonus

Subject to the recommendation of the Company’s CEO in connection with office holders who report to him, and in respect of the CEO and the active directors – subject to the recommendation of the Board of Directors, the Company’s competent organs shall be allowed (subject to the provisions of the law and the positions of the Securities Authority (as amended from time to time)), to award a discretionary bonus to Company’s office holders, based, among other things, on the following qualitative criteria (hereafter – “annual discretionary bonus”).

1.	The office holder’s contribution to the Company’s business, the maximization of its profits and the enhancement of its strength and stability.

2.	The Company’s need to recruit or retain an office holder with unique skills, knowledge or expertise.

3.	The extent of responsibility delegated to the office holder.

4.	Changes that have taken place over the last year with regards to the areas of responsibility of the office holder.

5.	Satisfaction from the performance and functioning of the office holder.

6.	Appreciation to the office holder’s ability to work in collaboration and coordination with the team.

7.	The office holder’s contribution to corporate governance and to proper control environment and ethics.

8.	The office holder’s contribution to the promotion and development of employees and managers, insofar as this is relevant to his role.

The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to office holders who report to him) and by the Company’s Board of Directors with regard to active directors and the CEO, while listing the underlying reasons for their recommendation.

2.8.4	The annual bonus ceiling of office holders as of date of payment thereof (both in respect of discretionary bonus and in respect of bonus based on measurable targets:

Role	Maximum annual bonus[7] as of date of payment thereof (in terms of cost of payroll4)

Active chairman of the Board of Directors	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
CEO	Up to 6 salaries (subject to the provisions of section 2.8.1 above)
VPs and other office holders who report to the CEO	Up to 4 salaries

2.8.5	The Remuneration Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

[7]	The ceiling is in respect of the whole annual bonus – bonus based on measurable targets + discretionary bonus.

2.8.6	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.8.7	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three years after the original approval of the relevant financial statements.

2.9	Long-term remuneration

2.9.1	Subject to the approval of a long-term remuneration plan by the Company in accordance with the provisions of the law, the Company may allocate to office holders and from time to time options and/or restricted shares (“share-based payment”) and/or another long-term remuneration, including a remuneration that is based on the performance of the Company’s share (such as phantom options), as part of the remuneration package.

2.9.2	The annual value [8] of the share-based payment paid to each office holder, as of the date of grant thereof, shall not exceed 200% of the cost of payroll[4] of such office holder. Such value will be determined in accordance with acceptable valuations methods at the date of grant thereof.

2.9.3	Should the Company decide the award options:

2.9.3.1	The Company will maintain securities-based remuneration plan in accordance with Section 2012 to the Income Tax Ordinance or other tax provisions that apply to the Company and/or its employees in accordance with the territory in which they operate. However, the Company’s Remuneration Committee and Board of Directors will be entitled to grant options in the absence of such plan.

2.9.3.2	Each of the options that the Company will award will be exercisable into one ordinary Company share in consideration for a price that will not be less than the average share price on the Tel Aviv Stock Exchange over the last 30 trading days preceding the date on which the Board of Directors of the Company decided to award the options.

2.9.3.3	The vesting period of the options to be awarded by the Company will be at least 3 years until vesting of all options that were allocated when every quarter (or a longer period of time as determined by the Company’s Board of Directors) a proportionate share of the amount of the allocated options will vest. Nevertheless, the Remuneration Committee and the Company’s Board of Directors are authorized to determine that despite the above vesting provisions, the options shall be exercisable upon the achievement of targets that they will set close before the award of the options.

2.9.3.4	The vesting period may be accelerated upon the occurrence of special events, such as change of control in the Company and/or sale of operations and/or the end of the tenure of an office holder under special circumstances (such as death of illness).

2.9.3.5	The options shall expire no later than 7 years following the vesting date of an option.

2.9.3.6	The maximum aggregate dilution for all of the options awarded to the Company’s officers and employees shall not exceed 15% of the Company’s outstanding share capital on a fully diluted basis.

2.9.4	As part of the discussion on the award of share-based payment to a Company office holder, the Remuneration Committee and the Company’s Board of Directors, and where required – the general meeting of the Company’s shareholders, will assess whether the said award constitutes an appropriate incentive that will contribute to the maximization of the Company’s value in the long-term.

2.9.5	Share-based payment shall be awarded after the assessment of the economic value of the said award, the exercise prices and the exercise periods.

[8]	The value of share-based compensation that vested in a period of 12 months from the grant date.

2.10	The ratio between the fixed salary component and the variable components [9]

Role	The ratio between the variable components and the fixed components

Active chairman of the Board of Directors	Up to 2.5
CEO	Up to 2.5
VPs and other office holders who report directly to the CEO	Up to 2

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing remuneration package will be assessed in relation to the parameters set out in section 2.2 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.3 above.

2.11.2	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service terms of the Company’s CEO will need to be approved by the Remuneration Committee alone, if the latter approved that the changes are, indeed, immaterial and the change complies with the provisions of this remuneration policy.

2.11.3	Subject to the provisions of the law and the positions of the Securities Authority, as amended from time to time, immaterial changes made to the service and employment terms of the office holders who report to the Company’s CEO shall be approved by the Company’s CEO alone and the approval of the Remuneration Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this remuneration policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of remuneration of the office holder.

2.12	Remuneration of directors

2.12.1	Company’s directors will be eligible to remuneration in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses to External Director), 2000 (hereafter – “the remuneration regulations”) and which will not exceed the maximum remuneration set in the remuneration regulations (including the maximum remuneration to an external expert director, which is set in the remuneration regulations). This section will not apply to directors, who will serve as active directors and who will be eligible to remuneration in accordance with other provisions of this remuneration policy.

2.12.2	Notwithstanding the provisions of section 2.12.1, directors, who serve in other positions in the Company in addition to their service as directors, shall be eligible to salary as paid in the Company for similar positions.

2.12.3	The directors, who serve in the Company, may be eligible to reimbursement of reasonable expenses; they will also be eligible to insurance, indemnification and exemption arrangements as described in section 2.6.6 above, all in accordance with the provisions of the Company’s articles of association and the provisions of this remuneration policy.

3.	The powers of the Remuneration Committee and the Company’s Board of Directors with regard to the remuneration policy

3.1	The Company’s Board of Directors is charged with the management of the remuneration policy and all actions required for management thereof, including the power to interpret the provisions of the remuneration policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Remuneration Committee and Board of Directors will assess, from time to time, the remuneration policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s remuneration policy, the Company’s Remuneration Committee and its Board of Directors will monitor the implementation of the remuneration policy in the Company.

[9]	For that purpose, the “variable components” include the annual value of the share-based payment.